February 5, 2020

Magen McGahee
Chief Financial Officer
Galaxy Next Generation, Inc.
286 Big A Road
Toccoa, Georgia 30577

       Re: Galaxy Next Generation, Inc.
           Registration Statement on Form S-1
           Filed January 13, 2020
           File No. 333-235905

Dear Ms. McGahee:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement of Form S-1 filed January 13, 2020

General

1. Please amend your filing to provide financial statements that present two years of audited historical information to comply with Rule 8-02 of Regulation S-X. In this regard, we note that the three-months ended June 30, 2018 do not appear to meet the definition of a one-year period under Rule 3-06 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Magen McGahee
Galaxy Next Generation, Inc.
February 5, 2020
Page 2

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot, Branch Chief, at (202)
551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameMagen McGahee
                                                           Division of
Corporation Finance
Comapany NameGalaxy Next Generation, Inc.
                                                           Office of Trade &
Services
February 5, 2020 Page 2
cc:       Leslie Marlow, Esq.
FirstName LastName